Exhibit 8.1

LIST OF SUBSIDIARIES OF CORPBANCA

All of the following subsidiaries have their jurisdiction of incorporation in the Republic of Chile:

1.	CorpBanca Corredores de Bolsa S.A.

2.	CorpBanca Asesorías Financieras S.A.

3.	CorpBanca Administradora General de Fondos S.A.

4.	CorpBanca Corredores de Seguros S.A.

5.	Corp Legal S.A.

6.	SMU Corp S.A.

7.	Recaudaciones y Cobranzas S.A.

All of the following subsidiaries have their jurisdiction of incorporation in the Republic of Colombia and other countries:

1.	Banco CorpBanca Colombia S.A.

2.	Helm Corredor de Seguros S.A.

3.	CorpBanca Investment Trust Colombia S.A.

4.	Helm Comisionista de Bolsa S.A. (previously known as CorpBanca Investment Valores Colombia S.A.)

5.	Helm Fiduciaria S.A.

6.	Helm Bank (Panamá) S.A.

7.	Helm Casa de Valores (Panamá) S.A.

All of the following subsidiaries have their jurisdiction of incorporation in the United States:

1.	CorpBanca New York Branch

2.	CorpBanca Securities Inc. - NY